FORM 5

[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. SEE Instruction 1(b).
[ ]  Form 3 Holdings Reported
[ ]  Form 4 Transactions Reported

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940


1.  Name and Address of Reporting Person*

    Musci                     Raymond
--------------------------------------------------------------------------------
   (Last)                     (First)                   (Middle)

c/o Brilliant Digital Entertainment, Inc.
6355 Topanga Canyon Blvd., Suite 120
--------------------------------------------------------------------------------
                              (Street)

   Woodland Hills,               CA                        91367
--------------------------------------------------------------------------------
   (City)                     (State)                      (Zip)


2.  Issuer Name and Ticker or Trading Symbol

    Brilliant Digital Entertainment, Inc. (AMEX: "BDE")


3.  IRS or Social Security Number of Reporting Person (Voluntary)


4.  Statement for Month/Year

    February 1999


5.  If Amendment, Date of Original (Month/Year)


6.  Relationship of Reporting Person to Issuer
             (Check all applicable)

     X    Director                      10% Owner
    ---                            ---
          Officer (give                 Other (specify
    ---           title below)     ---   below)


                 -----------------------


 7.  Individual or Joint/Group Filing (Check applicable line)

      X   Form Filed by one Reporting Person
     ---
          Form Filed by more than one Reporting Person
     ---


                 TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED,
                       DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security (Instr. 3)  2. Trans-  3. Trans-  4. Securities Acquired (A) or  5. Amount of     6. Ownership   7. Nature of
                                    action     action     Disposed of (D)                Securities       Form;          Indirect
                                    Date       Code       (Instr. 3, 4 and 5)            Beneficially     Direct         Beneficial
                                    (Month/    (Instr.    ----------------------         Owned at End     (D) or         Ownership
                                    Day/         8)       Amount (A) or  Price           of Issuer's      Indirect       (Instr. 4)
                                    Year)                        (D)                     Fiscal Year      (I)
                                                                                         (Instr. 3        (Instr. 4)
                                                                                         and 4)
-----------------------------------------------------------------------------------------------------------------------------------



If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                 (Print or Type Responses)                (Over)

 TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
             (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1.Title      2.Conver-   3.Trans-  4.Trans-   5.No. of    6.Date Exer-   7.Title and  8.Price     9.Number     10.Owner-  11.Nature
  of Deri-     sion or     action    action     Deri-       cisable        Amount of    of          of Deriv-     ship of    of In-
  vative       Exercise    Date      Code       vative      and Expi-      Underlying   Deri-       ative         Deriva-    direct
  Security     Price of    (Month/   (Instr.    Securi-     ration         Securities   vative      Securities    tive       Bene-
  (Instr. 3)   Deri-       Day/      8)         ties Ac-    Date (Month/   (Instr. 3    Security    Bene-         Security;  ficial
               vative      Year)                quired      Day/Year)      and 4)      (Instr. 5)   ficially      Direct (D) Owner-
               Security                         (A) or                                              Owned at      or Indi-   ship
                                                Disposed                                            End of        rect (I)  (Instr.
                                                of (D)                                              Year          (Instr. 4)  4)
                                                (Instr. 3,                                          (Instr. 4)
                                                4, and 5)
                                               ----------  -----------------------------
                                               (A)    (D)   Date   Expira-       Amt. or
                                                            Exer-  tion   Title  No. of
                                                            cis-   Date          Shares
                                                            able
------------------------------------------------------------------------------------------------------------------------------------
Stock Option   $4.00     10/16/98    D (1)          25,000   (2)   9/11/06  (3)   25,000   $0.00       0             D
(right to buy)
Stock Option   $1.50     10/16/98    A (4)  25,000           (5)   9/11/06  (3)   25,000   $0.00    25,000           D
(right to buy)
Stock Option   $2.75      3/20/98      A    15,000           (6)   3/19/08  (3)   15,000   $0.00       0             D
(right to buy)
Stock Option   $2.75     10/16/98    D (1)          15,000   (6)   3/19/08  (3)   15,000   $0.00       0             D
(right to buy)
Stock Option   $1.50     10/16/98    A (4)  15,000           (7)   3/19/08  (3)   15,000   $0.00    15,000           D
(right to buy)


Explanation of Responses:

(1) Cancellation of option in connection with grant of replacement option.
(2) The stock option vested and became exercisable in full on October 1, 1996.
(3) Common Stock.
(4) Acquisition of replacement option in connection with canceled option.
(5) This stock option vests and becomes exercisable in full on March 18, 1999.
(6) This stock option vests and becomes exercisable in four equal annual installments, commencing on January 1, 1999.
(7) This stock option vests and becomes exercisable as follows: 25% vests on April 1, 1999, and 25% vests on each of January 1, 2000, 2001 and 2002.


    **Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

    NOTE. File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.


                           /S/ RAYMOND MUSCI                         2/10/99
                       -----------------------------------     ----------------
                        **Signature of Reporting Person               Date